SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 11, dated June 9, 2003, of interests of directors and connected persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	June 12, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)    Name of company

Scottish Power plc

2)    Name of director

Ian Russell

3)    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Ian Russell

4)    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Russell

5)    Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Ian Russell

6)    Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of option under the ScottishPower Sharesave Scheme

7)    Number of shares/amount of stock acquired

n/a

8)    Percentage of issued class

n/a

9)    Number of shares/amount of stock disposed

n/a

10)    Percentage of issued class

n/a

11)    Class of security

Ordinary shares of 50 pence each

12)    Price per share

Option price per share: 301 pence per share

13)    Date of transaction

Option granted on 6 June 2003

14)    Date company informed

6 June 2003

15)    Total holding following this notification

n/a

16)    Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

6 June 2003

18)    Period during which or date on which exercisable

1 September 2008 – 28 February 2009

19)    Total amount paid (if any) for grant of the option

n/a

20)    Description of shares or debentures involved: class, number

5,290 ordinary shares

21)    Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

301 pence per share

22)    Total number of shares or debentures over which options held following this notification

849,383 shares

23)    Any additional information

Ian Russell had an option over 4,371 ScottishPower shares granted under the ScottishPower Sharesave Scheme on 8 June 2001 at 386p per share. This option lapsed unexercised on 6 June 2003.

24)    Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25)    Name and signature of authorised company official responsible for making this notification

Date of Notification 9 June 2003